15026085

SECURITIES AND EXCHANGE COMMISSION

RECEIVED APR 0 2 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Three Gateway Center, 14Th Floor
(No. and Street)

Newark (City) NJ (State) 07102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade 973-367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave., 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael McQuade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRY A. KLOTZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/28/2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2014

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2015

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2014

(dollars in thousands)

Assets		
Cash and cash equivalents	$	38,457
Cash segregated under federal regulations		22,534
Distribution and service fees receivable		20,716
Receivable from broker-dealers and clearing organizations		5,407
Receivable from affiliates		7,937
Receivable from customers		13
Management and administrative fees receivable		627
Prepaid expenses and other assets		24,747
Total assets	$	120,438
Liabilities and Member's Equity		
Liabilities		
Payable to broker-dealers and clearing organizations	$	14,795
Payable to affiliates and other accrued liabilities		29,628
Payable to customers		11,733
Federal and state income taxes payable to parent		3,477
Deferred income taxes		6,130
Total liabilities		65,763
Commitments and contingent liabilities (See Note 6)		
Member's Equity		
Contributed capital		32,796
Undistributed earnings		21,879
Total member's equity		54,675
Total liabilities and member's equity	$	120,438

The accompanying notes are an integral part of the Statement of Financial Condition.

(dollars in thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer securities transactions, except for mutual fund transactions in the Smart Solutions IRA product, the Company introduces these transactions to National Financial Services LLC, who clears them on a fully disclosed basis.

The Company is the distributor of the Prudential Investments domestic family of mutual funds shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plan clients of Prudential ("DC and DB Plans"). The Company acts as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to the DC Plans business.

As more fully described in Note 4, the Company has various agreements with Prudential affiliates relating to services of officers and the use of telecommunications, office space, systems, and equipment. As a result, the agreement terms may not be the same as those that would result from agreements with unrelated parties.

2. Summary of Significant Accounting Policies

The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of this Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $38,457 includes $21,701 which represents an investment in a Prudential sponsored money market mutual fund for which the Company is the

(dollars in thousands)

exclusive distributor. The remaining $16,756 represents amounts on deposit in corporate accounts at commercial banks. At times, cash on deposit in the commercial bank may be in excess of available Federal insurance coverage. Cash of $22,534 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

The Company has an agreement with PHI to finance its expected future monthly cash receipts from distribution and CDSC fees, in exchange for cash. Financing under this agreement is on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. At December 31, 2014, the Company began recording these expected future cash receipts and the related financing provided, which resulted in an additional $22,835 reported in both Prepaid expenses and other assets and Payable to affiliates and other accrued liabilities, in the Statement of Financial Condition.

The Company is a branch of its parent PHI and is included in certain unitary state and local income tax returns.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded, if required, to reduce a deferred tax asset to the amount expected to be realized.

The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance if necessary to reduce the Company's deferred tax assets to an amount that is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

See Note 8 for additional information regarding income taxes.

(dollars in thousands)

3. Fair Value Assets and Liabilities

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a Prudential sponsored money market mutual fund for which the Company is the exclusive distributor.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents (money market mutual fund)	$21,701	$ -	$ -	$21,701

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value. However, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels.

(dollars in thousands)

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets:					
Cash and cash equivalents	$16,756	$ -	$ -	$16,756	$16,756
Cash segregated under federal regulations	22,534	-	-	22,534	22,534
Distribution and service fees receivable	-	20,716	-	20,716	20,716
Receivable from broker-dealers and clearing organizations	-	5,407	-	5,407	5,407
Receivable from affiliates	-	7,937	-	7,937	7,937
Receivable from customers	-	13	-	13	13
Management and administrative fees receivable	-	627	-	627	627
Total assets	$39,290	$34,700	$ -	$73,990	$73,990
Liabilities:					
Payable to broker-dealers and clearing organizations	$ -	$14,795	$ -	$14,795	$14,795
Payable to affiliates and other accrued liabilities	-	29,628	-	$29,628	$29,628
Payable to customers	-	11,733	-	$11,733	$11,733
Total liabilities	$ -	$56,156	$ -	$56,156	$56,156

The Company believes that due to the short-term nature of the assets and liabilities listed above, the carrying values approximate fair value.

4. Related Party Transactions

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

The Company has an agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees. The amount payable to PHI under this agreement, at December 31, 2014, was $22,835 and is included in Payable to affiliates and other accrued liabilities. See Note 2 for further details.

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment.

At December 31, 2014, the Company had the following related party balances:

Statement of Financial Condition	Receivables	Payables
Distribution and service fees	$ 14,220	$ -
Receivable from/payable to broker-dealers	-	1,285
Other receivables from/payables to affiliates	7,937	25,520
	$ 22,157	$ 26,805

All services received from and provided to related parties are subject to written agreements.

(dollars in thousands)

5. Line of Credit

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 8 basis points. As of December 31, 2014, there were no amounts outstanding under the line of credit.

6. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's Statement of Financial Condition.

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. At December 31, 2014, the Company had a liability of $1,702 related to delays in processing certain client mutual fund transactions, which is included in Payable to affiliates and other accrued liabilities.

7. Regulatory Requirements

The Company is subject to the Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2014, the Company had net capital of $30,923, which was $30,673 in excess of its required net capital.

The Company is subject to determination of reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. At December 31, 2014 the Company computed the reserve requirement for customers and was required to segregate $11,733 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2014 the amount held on deposit in the special reserve bank account was $22,534.

8. Income Taxes

Deferred tax assets (liabilities) at December 31, 2014 resulted from the items listed below:

Deferred commission costs	$	(6,759)
Accrued expense		629
Net deferred tax liabilities	$	(6,130)

At December 31, 2014, the Company is not required to record any valuation allowance.

(dollars in thousands)

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Statement of Financial Condition uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2014.

As of December 31, 2014, the Company remains subject to examination by the Internal Revenue Service for tax years 2007 through 2014.

For tax years 2007 through 2015, the Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed.

9. Subsequent Events

The Company has evaluated and determined that no events or transactions occurred after December 31, 2014 through the issuance date of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.